 EXHIBIT 99.1

Montreal, Québec – May 11, 2021	TSX:NSR
OTCQX:NSRXF

NOMAD ROYALTY COMPANY LTD. ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and OTCQX: NSRXF) is pleased to announce that all of the nominees listed in its management information circular dated April 7, 2021 (the “Circular”) were re-elected as directors at the Company’s annual and special meeting of shareholders (the “Meeting”) held yesterday in a virtual format.

At the Meeting, a ballot was conducted for the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of Nomad, with the following results:

Name of Nominee	Votes for	%	Votes Withheld	%
Vincent Metcalfe	439,962,614	99.99	34,930	0.01
Joseph de la Plante	439,964,614	99.99	32,930	0.01
Robin Weisman	439,965,614	99.99	31,930	0.01
Susan Kudzman	439,951,069	99.99	46,475	0.01
Istvan Zollei	439,089,203	99.79	908,341	0.21
Gerardo Fernandez	439,760,614	99.95	236,930	0.05
Jamie Porter	439,961,069	99.99	36,475	0.01
Matthew Gollat	439,963,614	99.99	33,930	0.01

Director biographies are available under section “Proposed Nominees for Election as Directors” in the Company’s Circular.

At the Meeting, shareholders also reappointed PricewaterhouseCoopers LLP, a partnership of chartered professional accountants, as Nomad’s auditor, and adopted a special resolution authorizing an amendment to Nomad’s Articles so as to allow, if deemed advisable by the Board of Directors of Nomad, to consolidate, no later than twelve months from the date of the Meeting, the issued and outstanding common shares of the Company on the basis of one common share for a maximum of every twenty common shares issued and outstanding.

In addition, shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Company’s approach to executive compensation disclosed under section “Executive Compensation” in the Company’s Circular.

CONTACT INFORMATION

For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 14 royalty and stream assets, of which 7 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

Nomad Royalty Company Ltd.

500-1275 ave. des Canadiens-de-Montréal

Montréal (Québec) H3B 0G4	nomadroyalty.com

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